PRESS RELEASE

August 30, 2022

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

BRIGHT MINDS BIOSCIENCES ANNOUNCES CLOSING OF $4 MILLION UNIT OFFERING

Vancouver, British Columbia – Bright Minds Biosciences Inc. (CSE:DRUG) (NASDAQ:DRUG) (“Bright Minds” or the “Company”) is pleased to announce that it has closed its previously announced overnight marketed offering (the “Offering”) of 2,858,000 units of the Company at a price of $1.40 per Unit for gross proceeds of approximately $4 million. Eight Capital (the “Agent”) acted as lead agent and sole bookrunner in connection with the Offering and H.C. Wainwright & Co. acted as U.S. capital markets advisor (the “Advisor”).

Each Unit is comprised of one common share in the capital of the Company and one Common Share purchase warrant. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $1.76 per Warrant until August 30, 2024, subject to adjustment in certain events.

The net proceeds of the Offering will be used by the Company for preclinical development activities and clinical development activities, as well as general working capital.

In connection with the Offering, the Agent was paid cash commission for their services in the amount of $280,084 plus expenses and received compensation warrants entitling them to purchase an aggregate of 134,040 Units for $1.40 for a period of two years, with the Units having the same terms as the Units sold pursuant to the Offering (the “Compensation Warrants”). The Advisor additionally was paid $93,326.80 plus expenses and received 91,158 Compensation Warrants.The securities issued pursuant to the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

For further information:

Ian McDonald,

CEO and Director

E: ian@brightmindsbio.com

T: 647 407 2515

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

This news release contains "forward-looking information" which may include, but is not limited to, statements with respect to expectations about the intended use of the net proceeds of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this press release. Additional risk factors can also be found in the Company's public filings under the Company's SEDAR profile at www.sedar.com. Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management's estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Neither Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.